SMITH, MOORE & CO.

Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$ 2,208,790
Income receivable	1,284,146
Receivables from clearing organizations	602,133
Advanced bonus	250,000
Deposits with clearing organizations	510,000
Securities owned, at fair value:	
State and municipal government obligations	40,339
Other assets	298,499
Property and equipment, net of accumulated depreciation and amortization of $ 528,541	197,700

TOTAL ASSETS $ 5,391,607

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Payables to clearing organizations	$ 39,878
Accounts payable, accrued expenses, and other liabilities	1,416,119
Deferred revenue and accrued clearing fees	2,643,691

TOTAL LIABILITIES   4,099,688

Stockholders' Equity

Common stock: $1 par value; authorized 100,000 shares; 21,205 shares issued; 20,895 shares outstanding	21,205
Additional paid-in capital	1,878,417
Accumulated deficit	(552,834)
Treasury stock; 310 shares	(54,869)

TOTAL STOCKHOLDERS' EQUITY   1,291,919

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 5,391,607

The accompanying notes are an integral part of these financial statements.